Exhibit 99.3

30 April 2015

General Manager

The Company Announcements Office

Australian Securities Exchange

2014 Annual Report — Correction of Director Biographical Details

Sundance Energy Australia Limited (ASX: SEA) has become aware of a drafting error in the Company’s 2014 Annual report (released on 31 March 2015). The error appears on page 24 of the Annual Report where there is a reference CA after Mr Hannes’s name. The Company wishes to clarify that Mr Hannes is not a Member of the Chartered Accountants Australia and New Zealand (formerly Institute of Chartered Accountants Australia); incorrectly described as CA in the report. Mr Hannes completed the qualifying tertiary requirements to enter the profession including attaining a Bachelor of Business Degree  (Majoring in Accounting) and completing the Institute of Chartered Accountants Professional Year. Prior and after obtaining his tertiary qualifications, Mr Hannes worked in a professional Chartered Accounting practice before pursuing a career outside that profession.

Earlier Annual Reports and other Announcements of the Company containing any reference to CA or CPA should similarly be taken as corrected.

For further information please contact:

Mike Hannell

Chairman

+61 8 418 834 957